

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 19, 2013

<u>Via E-mail</u>
Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Properties, Inc.
405 Park Avenue
New York, New York 10022

> **Re:** **American Realty Capital Properties, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 22, 2013**
> **File No. 333-190056**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please update your financial information in accordance with Rule 3-12 of Regulation S-X.

2. We note that shareholders could be making their election to receive cash or shares at a different time as their vote on the merger and related transactions. Please advise us of your consideration of the applicability of the tender offer rules to the cash election.

3. In your periodic reports, you indicate that FFO is consistent with FFO as defined by NAREIT. Please tell us how your adjustments in the incorporated filings and here are consistent with NAREIT FFO. Also, where you present non-GAAP financials here and in the incorporated documents but do not include a narrative discussion of the use of such

measures, please revise accordingly. For example, please refer to page F-18 and Exhibit 99.3 of your 8-K filed on June 14, 2013. Refer to Item 10(e) of Regulation S-K.

4.   We refer you to your EBITDA and FFO references on pages 104 and 114. If the noted FFO measure is not consistent with NAREIT FFO and the EBITDA measure is not consistent with the guidance provided by the Non-GAAP Financial Measures Compliance Disclosure and Interpretations Section 103, please rename such measures as adjusted measures, accordingly.

Additional Information, page i

5.   Please tell us whether shareholders can call any of the provided numbers to find out the number of shares to be issued on a per share basis as of the latest practicable date before the polls close or the election deadline. If so, please revise to clarify. If not, please clarify how shareholders can get up to date information on the exchange ratio and the company's election regarding stock consideration.

Q: What is the proposed transaction?, page vi

6.   In the appropriate section, please revise to provide an illustrative table using a reasonable range of prices of ARCP's common stock with columns indicating the respective exchange ratios and relevant information based on both election options available to ARCP. If material, please include the volatility of ARCP's stock over a recent historical period, such as 90 days, and, in the risk factor section, any risks relating to such volatility.

Summary, page 1

7.   We note your disclosure, throughout this section, with respect to the fees and expenses related to the merger. Please revise to provide, in tabular format, all material fees and expenses related to the merger.

The Combined Company, page 2

8.   In the appropriate section, please revise to describe how ARCT IV and ARCP monitor the credit quality of non-investment grade tenants, if at all.

Election Procedures, page 3

9.   As it appears ARCT IV shareholders could be making their election decision separately from their vote, please tell us whether the proxy cards will include a prominent reminder that shareholders should make their elections regardless of their vote for or against the transaction.

Interests of related parties to ARCP, ARCT IV, and ARCT IV Advisor, page 9

10.   Please revise to identify the persons/parties that have overlapping relations with all the entities involved and disclose the benefits, in the aggregate, that are derived from this merger under a separate heading. Provide similar information with the disclosure starting on page 115.

Conditions to Completion of the Merger, page 13

11.   Please tell us whether the transaction can be terminated by either party if ARCP's common stock price falls below a certain price. With respect to ARCP's shareholders, please revise to discuss ARCP's fiduciary duties to its shareholders with respect to such "walk away rights," if applicable.

Accounting Treatment of the Merger, page 15

12.   We note that you will account for the merger of the Company and ARCT IV as an acquisition of an entity under common control. Please tell us your basis in U.S. GAAP for your determination that these entities are under common control. Within your response, please reference the authoritative accounting literature management relied upon.

Unaudited Comparative Per Share Information, page 20

13.   It appears that your Dividends declared per common share for ARCT IV Historical of $1.65 is the annual dividend, as opposed to the dividend for the quarter. Please revise or advise.

ARCP and ARCT IV stockholders will be diluted by the merger, page 26

14.   Please revise here and where appropriate to disclose the expected ownership percentages if no cash elections are made.

ARCP's anticipated level of indebtedness will increase…, page 36

15.   If material, please revise here or elsewhere, as applicable, to include any current debt/financing covenants which may limit additional financing that may affect consummation of the merger.

The Combined Company, page 45

16.   Here or under the appropriate subheading, please revise to discuss the combined debt and servicing obligations related to such debt for the combined company in order to provide some balance to this disclosure.

Lease Expirations, page 56

17.   Please tell us why you are disclosing annual rent and percentage of annual rent on an average basis.

Common Stock Share Issuance Proposal, page 70

18.   It appears that the cash consideration is $30/share while the stock consideration would be at least $30.62 per share. Please revise to clarify why the stock consideration is greater than the cash consideration.

19.   Please revise to clarify whether the estimated 145.6 million shares of ARCP common stock to be issued is on a fully diluted basis.

The Merger, page 82

20.   Please provide us with copies of the "board books" or similar documentation provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors.

21.   When describing the background of the merger, please revise to identify the representatives of senior management that were present at the meetings.

22.   Please revise to clarify whether ARCP considered any strategic alternatives other than the merger.

Recommendation of the ARCP Board and Its Reasons for the Merger, page 88

23.   We note the disclosure elsewhere of the fairness opinion. Please revise here and where appropriate to discuss how management and the board determined the consideration amount. Such discussion should discuss how management considered the fact that the shares of ARCT IV were sold at $25/share, the dilution experienced by such shares from fees and distributions, and the recent nature of the acquisitions made by ARCT IV. Clarify if a net asset value was calculated for ARCT IV. If third parties provided any input into the consideration determination, please identify such parties.

Opinion of ARCP's Financial Advisor, page 95

24.   Please clarify if the 2013E measures for ARCT IV are based on the figures disclosed on page 114. If not, please disclose the projections used. For the prospective measures disclosed generally, please explain how management determined such projections were reasonable and compare them to your historical performance.

25.   Please revise this section accordingly if you intend on incorporating by reference ARCT IV's Exchange Act filings.

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-1

General

26.   For the columns of historical information, please disclose where this information is derived. Your revised disclosure should be similar to your disclosure within note (1) for ARCP Historical figures within the unaudited pro forma consolidated statement of operations for the year ended December 31, 2012.

27.   On page F-17, you disclose that you have pipeline properties expected to close in 2013. Please provide to us management's analysis of the probability of these acquisitions including management's historical rate of closing such acquisitions. If management determined that these acquisitions are probable, please tell us why Rule 3-14 financial statements have not been provided and these acquisitions have not been reflected in your Article 11 pro forma financial information. If management determined that these acquisitions are not probable, please revise your disclosure to specifically state this assessment.

Notes to Unaudited Pro Forma Consolidated Balance Sheet, pages F-6 – F-10

28.   Please expand note 2(i) and (7) to disclose the number of property acquisitions from April 1, 2013 to June 30, 2013, total purchase price for these acquisitions, and how these acquisitions were funded (i.e. available cash, debt financing, or equity financing).   To the extent multiple funding types were used, please separately quantify the amount related to each.

29.   We note that the Subsequent Activity Adjustments column reflects adjustments related to multiple types of activity, such as acquisitions, private placement, and repayment of revolving line of credit. To the extent any of the line item amounts represent activity from multiple adjustment types, please separately quantify and disclose the amounts for each adjustment.

30.   Please expand note 2(ii) to disclose the techniques and significant assumptions associated with your determination of the fair value adjustment for the preferred shares liability.

31.   In note (5), you have disclosed cash consideration of $869.7 million to be paid to the CapLease's shareholders. Please clarify and disclose how this amount has been reflected within the pro-forma consolidated balance sheet.

32.   Please revise note (9) and (26) to provide a sensitivity analysis of the potential additional cash consideration based on hypothetical differences in the value of ARCP's common stock and $14.94.

33.   Please revise note (22) to discuss what types of costs are encompassed within these amounts and how you arrived at the estimated costs of the respective mergers disclosed within your pro-forma financial information.

Notes to Unaudited Pro Forma Consolidated Statements of Operations, pages F-15 – F-16

34.   We note your adjustments (2) and (17). Please tell us if actual interest rates in the transactions can vary from those depicted. To the extent they may vary, please specifically disclose the effects of a 1/8% change in the assumed interest rate.

Unaudited Supplementary Information, pages F-17 – F-18

35.   Please clarify your basis for presenting this supplementary information. Your response should reference the authoritative literature relied upon that supports your presentation of such supplementary information and explain the usefulness of such information to investors.

Exhibit Index

36.   It appears that you have omitted the Exhibits from Annex A, the Agreement and Plan of Merger. Please tell us why they have been omitted. As applicable, please refer to Item 601(b)(2) and include a list briefly identifying the contents of the omitted items and an agreement to furnish staff with copies of such items.

37.   We note that you will be filing certain exhibits by amendment. If you are not in a position to file the legal and tax opinions with the next amendment, please provide us with draft copies for our review.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012 for American Realty Capital Properties, Inc.

General

38.   Please tell us if you have triple net leased one or more real estate properties to a single tenant where such properties exceed 20% of your assets. To the extent you have significant lessees, please tell us how you determine it was not necessary to provide audited financial statements or for public companies, refer investors to a publicly-available website with the lessee's SEC filed financial information.

Schedule III – Real Estate and Accumulated Depreciation, pages F-31 – F-35

39.   Please revise future periodic filings to disclose your aggregate cost for Federal income tax purposes in a note to the gross amount column.   Reference is made to Rule 12-28 of Regulation S-X.

FORM 8-K/A AMENDMENT NO. 3 for American Realty Capital Properties, Inc. filed May 8, 2013

Financial Statements

Notes to Consolidated Financial Statements, page 7

Note 2 – Merger Agreement, page 8

Accounting Treatment of the Merger, page 9

40.   We note that you accounted for the merger of the Company and ARCT III as an acquisition of an entity under common control. Please tell us your basis in U.S. GAAP for your determination that these entities are under common control. Within your response, please reference the authoritative accounting literature management relied upon.

FORM 8-K/A AMENDMENT NO. 1 for American Realty Capital Properties, Inc. filed June 14, 2013

Exhibit 99.3

Unaudited Supplementary Information

41.   Please clarify your basis for presenting this supplementary information.   Your response should reference the authoritative literature relied upon that supports your presentation of such supplementary information and explain the usefulness of such information to investors.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012 for American Realty Capital Trust IV, Inc.

General

42.   Please tell us if you have triple net leased one or more real estate properties to a single tenant where such properties exceed 20% of your assets. To the extent you have significant lessees, please tell us how you determine it was not necessary to provide audited financial statements or for public companies, refer investors to a publicly-available website with the lessee's SEC filed financial information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Peter Fass
     Proskauer Rose LLP